UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Solera National Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

83420T104

(CUSIP Number)

Robert J. Fenton

876 Wolverine Court

Castle Rock, Colorado 80108

(720) 480-0950

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 14, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83420T104

1	Name of Reporting Person SS. or I.R.S. Identification No. of Above Person Robert J. Fenton

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check Box of Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 181,058

	8	Shared Voting Power

	9	Sole Dispositive Power 181,058

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 181,058

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.5%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 83420T104

Item 1.	Security and Issuer.

This statement relates to the shares of common stock, par value $0.01 per share, of Solera National Bancorp, Inc. (the “Issuer”).  The principal executive office of the Issuer is located at 319 South Sheridan Boulevard, Lakewood, Colorado 80226.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Robert J. Fenton (the “Reporting Person”). The Reporting Person’s address is 876 Wolverine Court, Castle Rock, Colorado 80108.  The Reporting Person was employed by the Issuer from September 2007 until his termination by the Issuer on March 21, 2014, serving most recently as the Issuer’s Executive Vice President, Chief Financial Officer and Secretary.  The Reporting Person served as a director of the Issuer from January 2006 to December 2006.

During the last five years, the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect of such laws. The Reporting Person is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person used personal funds to make all purchases of the Shares subject to this Schedule 13D (the “Shares”).  The total funds used to purchase all of the Shares was approximately $409,013.  The Reporting Person did not use borrowed funds to purchase any of the Shares.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the Shares for investment purposes and not with the purpose or effect of changing or influencing the control or management of the Issuer and without any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer.  In particular, at the time the Shares were acquired, the Reporting Person did not have any plans or proposals which related to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

In connection with the election of directors and other business to be conducted at the Issuer’s annual meeting of shareholders to be held on May 22, 2014, the Reporting Person has evaluated the business, operations, governance, management, strategy and future plans of the Issuer.  Based on that evaluation, the Reporting Person has determined that it may oppose the election of the director nominees proposed by the Issuer and support the election of alternative nominees that may be proposed by Michael D. Quagliano.  The Reporting Person may also support a proposal by Mr. Quagliano to amend the Issuer’s bylaws to reduce the size of the Board of Directors to five members.  The Reporting Person and Mr. Quagliano have not entered into a voting

CUSIP No. 83420T104

agreement or other formal arrangement concerning actions they may take with respect to the Issuer.

Except as described herein, the Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

Depending on various factors, including the Issuer’s financial position and strategic direction, the outcome of the matters referenced above, actions taken by the Board of Directors, the market price of the Shares, other investment opportunities available to the Reporting Person, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to his investment in the Issuer as he deems appropriate, including changing his current intentions with respect to any or all matters referred to in this Item 4 of Schedule 13D and may, from time to time, acquire or cause affiliates to acquire additional securities of the Issuer, dispose of some or all of his securities of the Issuer, cause affiliates to dispose of some or all of their securities of the Issuer, and/or continue to hold securities of the Issuer.

Item 5.	Interest in Securities of the Issuer.

As of the date hereof, the Reporting Person may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, of 181,058 Shares, or approximately 6.5% of the Issuer’s Shares outstanding, and may also be deemed to have sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, such Shares.  The 181,058 Shares which may be deemed to be beneficially owned by the Reporting Person are comprised of 69,375 Shares owned directly and jointly by the Reporting Person and his spouse; 1,000 Shares that are held for the benefit of children of the Reporting Person; and a total of 110,683 Shares that may be acquired upon the exercise of currently exercisable options and warrants.

The percentage calculated in this statement is based upon an aggregate of 2,679,162 Shares outstanding as of March 31, 2014, as reported by the Issuer in its preliminary proxy statement filed with the Securities and Exchange Commission on or about April 7, 2014.

Except as stated within this Item 5, to the knowledge of the Reporting Person, only the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported by this statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As disclosed in Item 6 above, the Reporting Person may support the alternative director nominees proposed by Mr. Quagliano as well as the proposal by Mr. Quagliano to amend the Issuer’s bylaws to reduce the size of the Board of Directors to five members.  The Reporting

CUSIP No. 83420T104

Person and Mr. Quagliano therefore intend to file a joint Schedule 13D as a group pursuant to Rule 13d-1(k)(1).

Except as otherwise set forth in this Schedule 13D, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
None

CUSIP No. 83420T104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:	April 10, 2014	/s/ Robert J. Fenton
By: Robert J. Fenton